Dear Shareholders,

Voice traffic over IP networks reached 9.63 billion minutes in 2001, an estimated 6% of worldwide international telephone traffic. A migration to an all-packet network appears to be underway due to lower investment and operating costs combined with additional opportunities for new service revenues. This process was slowed during 2001 by the effect of the worldwide economic slump on the telecom industry. Along with other telecom equipment vendors, we were adversely affected by the disappearance of a number of Tier 2 carriers, and the decreased capital expenditures and longer sales cycles at Tier 1 and the remaining Tier 2 companies. Our business was also adversely affected by deeply discounted prices from the traditional PSTN equipment vendors. As a result, our revenues declined to $28.4 million from $42.0 million in 2000. Nevertheless, we remain a leader in terms of minutes of live international, long distance voice traffic running on our equipment, while a number of other vendors of similar size and resources have all but disappeared.

Responding to Difficult Market Conditions
We responded to the sharp decline in revenue during the second quarter of 2001 by adopting a "back to basics" strategy that focused on our core business. Through restructuring and improved expense controls, we cut operational cash burn in half from Q2 levels. Part of our refocusing efforts involved capping our investment in two relatively new enhanced services endeavors - TrulyGlobal and Surf & Call. During the fourth quarter, we also bolstered our cash position by selling a small portion of our holdings in ITXC Corp. Despite reporting a net loss of $2.62 per share, we ended the year with $18.4 million in cash and 4.6 million ITXC shares.

We have always compared our role in leading the migration to packet telephony to running a marathon - it takes a long time and it's very important to preserve your staying power. Our value proposition is very much intact, and we are managing our business for the long haul, focusing our resources very carefully. Also, because of our business model and cost structure, massive scale customer PSTN replacement is not required for us to reach profitability.

Preserving our Market Position
Despite all the industry talk about multi-protocol softswitches, in 2001 the vast majority of minutes of live VoIP traffic were transported over
H.323 networks. We expect that 2002 will mark the beginning of the transition from a single-protocol, single-service, single-vendor environment to a multi-protocol environment with multiple services hosted on a single platform on a global basis, but the shift will not be a rapid one. We are well-positioned for the shift toward a multi-vendor environment because we are currently interoperable with 60% of the installed base of VoIP equipment. We are a primary vendor to the largest global VoIP network, ITXC, which had 790 PoPs in 390 cities around the globe as of the end of 2001.

We also enjoy several other advantages including a global footprint and strong international customer base. In 2001, our revenue breakdown by geography was: 33% from the Americas, 42% from EMEA, 23% from Asia Pacific, and 2% from the rest of the world. By contrast, some of our competitors are much more concentrated in one geographic area.

Another advantage over some of our competitors is the breadth of our customer base. During 2001, our top 10 customers accounted for 65% of revenue, but only one of them was a 10% customer for the year. Another indication of our success in broadening our customer base is that, in the first three quarters of 2001, we had about a dozen new customers over $100,000 each and over half became repeat customers during subsequent quarters. We are increasingly being viewed as a true strategic partner by a growing number of well-funded service providers that are continuing to expand their networks.

Refining our Strategy
In 2002, few if any new voice networks will be built and the trials for large-scale Class 4 and Class 5 replacements are moving slowly. We are participating in a number of these trials, but we expect most of our revenue to come from our existing customer base and from new customers in deregulating markets purchasing relatively small scale systems that can be deployed quickly in order to seize the first-mover advantage in a particular geographic market.

Our development efforts emphasize solutions that address segments of the market that leverage our core capabilities. Therefore, our softswitch is optimized for exchange carrier solutions, international tandem trunking and carrier-hosted wholesale and global business services such as, voice VPN and conferencing. During 2001, we continued partnering with our suppliers, including suppliers of best-of-breed applications, in order to provide complete end-to-end solutions to our customers.

In the type of cautious environment we expect to continue throughout 2002, our biggest advantage is the scalability and granularity of our solution. Most new market entrants have come in at the high end of the market with expensive high-density media gateways. We too are well-equipped to serve the high end of the market. However, we also have proven solutions that range all the way from the very smallest entry level system to larger, more sophisticated global networks. This is a particular competitive strength as we follow deregulation in various parts of the world and as we help our customers preserve their existing investments while offering a clear migration path from H.323 to a fully scalable multi-protocol softswitch solution.

After year-end, we formed an important strategic relationship with Deutsche Telekom's International Carrier Sales and Services business (ICSS), which is part of the T-Systems group within Deutsche Telekom. In 2002, ICSS started to implement VocalTec's packet tandem solution to create a carrier-grade global VoIP network for international wholesale services. The network provides local interconnection and termination in several cities around the world as well as termination in Germany with full SS7 interconnectivity and redundancy. ICSS will also act as a reseller of VocalTec equipment as part of a full turnkey solution suited for carriers of all types and sizes. ICSS has very high performance standards and, having thoroughly tested our solutions, their decision to resell our equipment as part of a total solution is an important endorsement of the quality of our products.

Improving Results
During 2001, we lowered our breakeven point significantly. Our strategy for growing revenue is to focus on helping our existing customers expand their networks while participating selectively in trials for larger-scale deployments. We will continue to drive toward profitability by allocating our resources carefully, working toward an optimal balance between internal development and strategic partnerships, and continuing to control costs.

I would like to acknowledge the hard work and dedication of the entire VocalTec team during 2001. The tremendous progress we made during a difficult time is the source of our confidence in the future.

Sincerely,

Elon Ganor